UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VYCOR MEDICAL, INC.

(Name of Issuer)

7% SERIES D CONVERTIBLE REDEEMABLE PREFERRRED STOCK PAR VALUE $0.0001

(Title of Class of Securities)

n/a

(CUSIP Number)

Peter C. Zachariou

132 Calo Den Real

San Josep, Ibiza, Spain 07830

+34 971 808 029

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. n/a	13D

1.	NAMES OF REPORTING PERSONS Peter C. Zachariou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,555
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 60,555
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,555
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The purpose of this Schedule 13D filing is to disclose ownership of Vycor Medical, Inc. (the “Company”) 7% Series D Convertible Redeemable Preferred Stock par value $0.0001 (the “Series D”). On August 5 2014, Peter C. Zachariou exchanged $605,550 of debt in the Company held by him into 60,555 shares of Series D.

This Schedule 13D is being filed by Peter C. Zachariou to disclose its ownership of approximately 25.7% of the Company’s outstanding Series D.

Item 1. Security and Issuer.

The name of the issuer is Vycor Medical, Inc., a Delaware corporation which has its principal offices at 6401 Congress Ave. Suite 140, Boca Raton, FL 33487 (the “Company”). This statement relates to the Company’s 7% Series D Convertible Redeemable Preferred Stock par value $0.0001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Peter C. Zachariou, an individual, who resides at 132 Calo Den Real, San Josep, Ibiza, Spain 07830 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were issued on the conversion by the Reporting Person of $605,550 of debt of the Company held by him. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person received 60,555 shares of Company 7% Series D Convertible Redeemable Preferred Stock par value $0.0001 in connection with the exchange of $605,550 of debt of the Company held by him.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 60,555 shares of Company Series D, which are convertible by their terms into 281,651 shares of the Company’s Common Stock, representing 25.7% of the outstanding shares of the Company’s Series D. The Reporting Person believes the number of shares of the Company’s Series D outstanding to be 235,559 as of August 5, 2014. In addition to his interest in the Series D, the Reporting Person also owns Warrants to purchase 211,239 shares of Company Common Stock exercisable at $3.08 per share which expire on August 4, 2017. Other than as described herein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 60,555 shares of Series D.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2014

/s/ Peter C. Zachariou
Peter C. Zachariou